May 17, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Era Anagnosti, Legal Branch Chief

Re:

Responses to Comments on Chemical Financial Corporation’s

Registration Statement on Form S-4

Filed March 31, 2016

File No. 333-210520

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 26, 2016

Definitive Proxy Statement on Schedule 14A

Filed March 4, 2016

File No. 000-08285

Dear Ms. Anagnosti:

This letter, along with Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced Form S-4 Registration Statement (“Form S-4”) filed today with the Securities and Exchange Commission, provides Chemical Financial Corporation’s (“Chemical”) responses in reply to the Staff’s comment letter dated April 27, 2016 (the “Comment Letter”).

For your convenience, each of your comments in your Comment Letter is set forth below in italicized print immediately prior to Chemical’s response.

Form S-4 Registration Statement

Comment #1:

Please provide us with copies of all materials the financial advisors prepared, including projections and forecasts, and shared with each respective board of directors and its representatives. This includes copies of the board books and all transcripts, summaries and video presentation materials.

Response:

The materials prepared by Sandler O’Neill & Partners, L.P. in connection with the proposed merger and provided to the Chemical Board of Directors on December 22, 2015, January 16, 2016, January 24, 2016 and January 25, 2016 are being provided to the Staff under separate cover by counsel for Chemical. The materials prepared by Keefe, Bruyette & Woods, Inc.

(“KBW”) in connection with the proposed merger and provided to the Talmer Board of Directors, or its Strategic Initiatives Committee, as the case may be, on October 26, 2015, October 28, 2015, December 22, 2015, January 5, 2016 and January 25, 2016 are being provided to the Staff under separate cover by counsel for KBW. These presentation materials will be submitted by counsel for each of Chemical and KBW, respectively, on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934 and Rule 418 under the Securities Act of 1933.  In accordance with such rules, each counsel is requesting that the materials be returned promptly following completion of the Staff’s review.  By separate letter, each counsel also is requesting confidential treatment of these materials pursuant to the provisions of 17 C.F.R. Section 200.83.

Comment #2:

Please disclose here that following the consummation of the merger transaction, the shareholders of Talmer are expected to hold approximately 45% of the total number of shares outstanding. In this regard, we note your disclosure in the second bullet point on page 53 of the registration statement. Please also add a risk factor disclosure that addresses the dilution that the shareholders of Chemical Financial will experience due to the stock issuance related to the merger transaction.

Response:

Under the sub-heading “Effects of the Merger,” the following disclosure has been added to the Form S-4 in Amendment No. 1. See pages 8 and 40 of Amendment No. 1.

Following completion of the merger, Talmer shareholders are expected to hold approximately 45% of the total number of shares outstanding of the combined company.

With regard to the Staff’s comment to add a risk factor addressing dilution to existing Chemical shareholders, Chemical believes the existing risk factor entitled “Talmer shareholders’ and Chemical shareholders’ percentage ownership of the combined company will be much smaller than their percentage ownership of Talmer or Chemical individually” on page 24 of the initial Form S-4 filing adequately addresses this comment.

Comment #3:

Please revise your disclosure to identify the period of time that the tender offer will be open and the approximate time when the tender offer may commence. In addition, in an appropriate section of the filing, discuss the consequences of failure to participate in the tender offer. In addition, please disclose that insiders are expected to receive cash payments in the amounts identified on page 85 if they participate in the tender offer. Finally, please discuss whether the total number of options tendered may be subject to proration if the number of options tendered exceeds the 25% threshold.

Response:

In response to the Staff’s request in the second sentence of Comment 3, the disclosure on pages 11 and 96 of the initial Form S-4 filing has been revised in Amendment No. 1, as follows. See pages 11 and 98 of Amendment No. 1.

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The tender offer will commence shortly after this joint proxy statement and prospectus is mailed to the shareholders of Chemical and Talmer and will continue for at least 20 business days from its commencement. The termination of the tender offer will depend on the timing of the closing of the merger, which is conditioned on the satisfaction or waiver of all conditions in the merger agreement (except for those conditions in the merger agreement that by their nature cannot be satisfied until the closing date of the merger but that are expected to be satisfied at the closing date of the merger).

In response to the Staff’s request in the second sentence of Comment 3, the following disclosure has been added to the Form S-4 in Amendment No. 1. See pages 11, 88 and 98 of Amendment No. 1.

All options that an optionholder could have tendered in the tender offer but does not tender will be converted into Chemical stock options in accordance with the terms of the merger agreement.

In response to the Staff’s request in the second sentence of Comment 3, the following disclosure has been added to the Form S-4 in Amendment No. 1. See pages 11 and 98 of Amendment No. 1.

For information about the cash payments that the executive officers and directors of Talmer would receive in respect of tendering outstanding Talmer stock options, please refer to page 88.

In response to the Staff’s request in the final sentence of Comment 3, it is noted that the tender offer is structured so that each individual optionholder will have “the opportunity to tender to Talmer up to 25% of such optionholder’s options that were outstanding on January 25, 2016 (the date of the merger agreement), and no more than that amount, calculated on the basis of the number of shares of Talmer Class A common stock for which such options are exercisable.” Therefore, the number of options tendered by any optionholder cannot exceed the 25% threshold, and the concept of proration does not apply.

Comment #4:

We note that you will have approximately $16.2 billion in total assets on a pro forma basis after the merger. Please expand to disclose any additional provisions of the Dodd- Frank Wall Street Reform and Consumer Protection Act that you expect to have a material impact on your operations and/or financial condition and describe the expected impact. You may provide this discussion as part of one risk factor or you may include separate risk factors.

Response:

Chemical believes the risk factor entitled “Additional growth will subject the Corporation to additional regulation, increased supervision and increased costs” included on page 14 of

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Chemical’s Annual Report on Form 10-K for the year ended December 31, 2015, which was incorporated by reference into the Form S-4, adequately addresses this comment. However, for clarity, the following risk factor has been added to the Form S-4 in Amendment No. 1. See page 26 of Amendment No. 1.

Additional growth will subject Chemical to additional regulation, increased supervision and increased costs.

The Dodd-Frank Act imposes additional regulatory requirements on institutions with $10 billion or more in assets. Chemical had $9.3 billion in assets as of March 31, 2016. If the pending merger with Talmer is completed, then Chemical will have more than $10 billion in assets and, as a result, will be subject to the additional regulatory requirements, increased supervision and increased costs, including the following:

•	Supervision, examination and enforcement by the CFPB with respect to consumer financial protection laws;
•	Regulatory stress testing requirements, whereby Chemical would be required to conduct an annual stress test (using assumptions for baseline, adverse and severely adverse scenarios);
•	A modified methodology for calculating FDIC insurance assessments and potentially higher assessment rates as a result of institutions with $10 billion or more in assets being required to bear a greater portion of the cost of raising the reserve ratio to 1.35% as required by the Dodd-Frank Act;
•	Heightened compliance standards under the Volcker Rule;
•	Enhanced supervision as a larger financial institution; and
•	Under the Durbin Amendment to the Dodd-Frank Act, institutions with $10 billion or more in assets are subject to a cap on the interchange fees that may be charged in certain electronic debit and prepaid card transactions. The maximum permissible interchange fee for electronic debit transactions is the sum of 21 cents per transaction and 5 basis points multiplied by the value of the transaction. In addition, an issuer may charge up to 1 cent on each transaction as a fraud prevention adjustment if the issuer meets certain fraud prevention standards.

The imposition of these regulatory requirements and increased supervision may require additional commitment of financial resources to regulatory compliance and may increase Chemical’s cost of operations. Further, the results of the stress testing process may lead Chemical to retain additional capital or alter the mix of its capital components.

Comment #5:

Please revise your disclosure to clarify the role that KBW played with respect to Chemical Financial from May 2014, when KBW discussed with the company’s CEO a potential merger with Talmer,

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through October 28, 2015, when Talmer’s board of directors authorized the Strategic Initiatives Committee to approve engagement of KBW as Talmer’s financial advisor in connection with a potential merger with Chemical Financial, subject to a conflict of interest analysis. Please also clarify in what capacity KBW attended the July 21, 2015 Chemical Board of Directors’ meeting discussed at the end of page 43. Please tell us, and to the extent necessary, disclose the factors that Talmer’s Strategic Initiatives Committee analyzed in approving KBW’s engagement, and whether risk factor disclosure regarding this engagement would have been appropriate in light of the fact that KBW appears to have been engaged by both Chemical Financial and Talmer in some advisory capacity when it first approached Chemical Financial about a potential merger with Talmer.

Response:

In response to the Staff’s request in the first sentence of Comment 5, the disclosure in the first paragraph and fourth paragraph on page 40 of the initial Form S-4 filing has been revised in Amendment No. 1, as follows. See page 42 of Amendment No. 1.

The Chemical Board of Directors and management team regularly review Chemical’s performance, risks, opportunities and strategy and discuss such matters at board meetings. Chemical’s Board of Directors and management team review and evaluate the possibility of pursuing various strategic alternatives and relationships as part of Chemical’s ongoing efforts to strengthen its businesses and improve its operations and financial performance in order to create value for its shareholders, taking into account economic, regulatory, competitive and other conditions. Since 2000, Chemical has completed 11 merger and acquisition transactions, including, most recently, the acquisitions of Northwestern Bancorp, Inc. (October 31, 2014), Monarch Community Bancorp, Inc. (April 1, 2015) and Lake Michigan Financial Corporation (May 31, 2015). In addition, during the last several years, the Chemical Board of Directors and management team have considered other strategic transactions with other companies, including Talmer. In May 2014, with Talmer’s knowledge and approval, KBW discussed with Chemical’s Chairman, Chief Executive Officer and President, David B. Ramaker, a potential merger between Chemical and Talmer and offered to introduce Mr. Ramaker to Mr. Provost of Talmer. At the time of that discussion with Chemical, KBW was not engaged by either Talmer or Chemical regarding a potential merger between those parties but was then acting as Chemical’s financial advisor in connection with its acquisition of Northwestern Bancorp, Inc. and preparing to act as an underwriter in connection with a follow-on offering of Chemical common stock which closed in June 2014. A possible strategic transaction with Talmer was first introduced to the Chemical Board of Directors at a meeting held on July 22, 2014 in executive session, at which meeting the Board of Directors instructed Mr. Ramaker to proceed to learn more about the possibility of a potential strategic transaction with Talmer and pursue informal discussions about a possible transaction with Talmer management.

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During February 2015, Mr. Klaeser had discussions with Ms. Gwizdala, regarding Chemical’s potential interest in a business combination with Talmer. These discussions focused on financial logic and strategic compatibility, and no specific proposals were made. In March 2015, with Talmer’s knowledge and approval, KBW provided information to Chemical regarding Talmer and a potential merger between Talmer and Chemical. At that time, KBW was not engaged by either Talmer or Chemical regarding a potential merger between those parties but was then acting as Chemical’s financial advisor in connection with its acquisition of Lake Michigan Financial Corporation and had also then recently acted as Chemical’s financial advisor in connection with its acquisition of Monarch Community Bancorp, Inc.

In response to the Staff’s request in the second sentence of Comment 5, the disclosure in the last paragraph on page 43 of the initial Form S-4 filing has been revised in Amendment No. 1, as follows. See page 46 of Amendment No. 1.

On July 21, 2015, KBW attended a Chemical Board of Directors meeting regarding a strategic options review given KBW’s prior investment banking services engagements and familiarity with Chemical. At that time, KBW did not have any active investment banking services engagements with Chemical. KBW was requested to discuss the state of the banking industry, overview of the markets, various operating themes, historical review of mergers and acquisitions in the depository institution sector, Chemical’s current business model and the issues surrounding crossing $10 billion in total assets, a summary of strategic options that might be available to Chemical (including the status quo, various acquisitions, mergers and control sale) and the advantages and disadvantages of each category. With Talmer’s knowledge and approval, one of the numerous examples of potentially available options for Chemical discussed by KBW was a potential merger with Talmer, which was addressed during a brief portion of KBW’s discussion with the Chemical Board of Directors. KBW provided information regarding a potential merger with Talmer, including strategic rationale, transaction structure considerations and illustrative potential pro forma financial impacts of a hypothetical merger. After KBW left this meeting, the Chemical Board of Directors met in executive session and continued discussions relating to a possible strategic transaction with Talmer, including an update from Mr. Ramaker on discussions with Talmer management to date.

In response to the Staff’s request in the third sentence of Comment 5, the factors that Talmer’s Strategic Initiatives Committee analyzed in approving KBW’s engagement are set forth below and are set forth in the Form S-4. See page 48 of Amendment No. 1.

On November 3, 2015, the Talmer Strategic Initiatives Committee held a meeting that was also attended by Messrs. Provost and Klaeser as well as

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KBW and Nelson Mullins. The committee discussed KBW’s prior investment banking and financial advisory services for Chemical and Talmer, the fact that to date KBW had previously discussed the potential merger between Chemical and Talmer separately with and had provided information to both parties in order to facilitate their respective preliminary assessments of their respective interests in exploring the potential merger, and the fact that Chemical had retained Sandler O’Neill as its financial advisor with respect to a potential merger with Talmer. KBW confirmed for the committee, among other things, that it did not have at that time a current or prospective investment banking services engagement with Chemical. The Talmer Strategic Initiatives Committee discussed KBW’s prior relationships with Chemical, including the relationships described under the section entitled “Opinion of Talmer’s Financial Advisor in Connection with the Merger,” and determined that they did not impair the ability of KBW to continue to act as the financial advisor to Talmer. The Talmer Strategic Initiatives Committee concluded that, based on KBW’s extensive knowledge of both Talmer and the market with respect to community bank mergers and the committee’s confidence in KBW’s capabilities and professionalism based on Talmer’s previous experiences working with KBW, KBW was the best positioned investment bank to advise Talmer in connection with a potential merger with Chemical and approved the retention of KBW as Talmer’s financial advisor in connection with a potential merger with Chemical.

In light of the foregoing conflicts analysis conducted by the Talmer Strategic Initiatives Committee and the fact that the discussions and other interactions described in the Form S-4 between KBW and Chemical regarding a potential merger between Talmer and Chemical had occurred with Talmer’s knowledge and approval, Talmer and Chemical believe that risk factor disclosure regarding Talmer’s engagement of KBW would not be appropriate as it would be inconsistent with the conclusions reached by the Talmer Strategic Initiatives Committee to the contrary and Talmer’s and Chemical’s own assessments of the material risks of the proposed merger. Both Talmer and Chemical believe that KBW’s prior relationship with Chemical did not present conflicts of interest that impaired the ability of KBW to act as Talmer’s financial advisor or to render KBW’s fairness opinion. Finally, Talmer and Chemical believe that a risk factor is unnecessary as it would not meaningfully add to the disclosures regarding the discussions and other interactions between KBW and Chemical regarding a potential merger (which occurred with Talmer’s knowledge and approval) or the disclosures regarding KBW’s prior engagements with Chemical contained in “Background and Reasons for the Merger” and “Opinion of Talmer’s Financial Advisor in Connection with the Merger.” Talmer and Chemical believe that the material aspects of such matters are appropriately disclosed in those sections.

Comment #6:

In the third paragraph on page 41, please expand your disclosure to discuss what the trends related to bank acquisitions actually were, and to the extent possible, quantify the length of the dilution earn back period experienced by the market and the effect on the acquirer’s stock prices.

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Response:

The third paragraph on page 41 of the initial Form S-4 filing has been revised in Amendment No. 1, as follows. See page 43 of Amendment No. 1.

Also at this meeting, KBW discussed with the Talmer Strategic Initiatives Committee, among other matters: the market outlook for banks; the banking industry M&A environment, including the continued strength in M&A activity by deal value and volume, the positive market reaction and institutional investor feedback in general to transactions with meaningful earnings per share accretion and reasonable tangible book value earn back periods, and the general trend to higher price to tangible book value transaction multiples in 2013, 2014 and year to date 2015 relative to the period from 2009 to 2012; then-current market and analyst expectations for Talmer; the status of discussions with various potential Talmer business combination partners; the significant number of informal discussions in which Talmer had engaged during the prior two years with banks in Talmer’s markets; and publicly available financial information regarding Institution E and its prospects. During this discussion, KBW explained how financial institution mergers were being received in the current public markets, including the observed impact that “overpriced” mergers, such as mergers with dilution earn back periods that exceed periods that were acceptable to the investor market, have had upon acquirer stock prices immediately following merger agreement announcements. It was noted that, among bank M&A transactions announced since January 1, 2013 with transaction values between $50 million and $500 million and publicly disclosed earn back periods, the median post-announcement stock price change relative to the KBW Regional Bank Index was negative for the acquirors in transactions with earn back periods of four years to five years and also negative for the acquirors in transactions with earn back periods of greater than five years.

Comment #7:

As disclosed on page 43, we note that during the month of July 2015, Talmer’s Strategic Initiative Committee and the board of directors had several meetings discussing the various strategic options available to Talmer, including a merger with a similarly-sized institution or a merger with a significantly larger financial institution. Please expand your disclosure to provide investors with additional insight into how these two strategic alternatives compared in adding value to Talmer’s stockholders or were otherwise inferior.

Response:

The sixth full paragraph on page 43 of the initial Form S-4 filing has been revised in Amendment No. 1, as follows. See page 45 of Amendment No. 1.

Also on July 14, 2015, the Talmer Board of Directors held a meeting that was also attended by Messrs. Klaeser and Shafer as well as KBW and

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Nelson Mullins. At this meeting, KBW discussed with the Board, among other matters, the potential merger with Institution E, Institution E’s operating and financial metrics and possible advantages and disadvantages of strategic alternatives that might be available to Talmer, including continuing as a standalone entity, an acquisition of a bank with substantial size, a merger with a similarly-sized institution, including Chemical, or a merger with a significantly larger financial institution. With respect to remaining independent, the Talmer Board of Directors viewed Talmer’s existing management team, regulatory relations, potential future stock repurchases and growth opportunities as positive factors, but also noted, among other risks, that there were fewer attractive acquisition opportunities, regulatory burdens would continue to increase and net interest margin pressure would increase as accretable yield from legacy purchased loans diminished.  With respect to Talmer’s potential merger with a similar-sized institution, the Talmer Board of Directors viewed potential benefits to include, but not be limited to, continued equity participation and potential appreciation and income tax deferral through stock merger consideration, geographic diversification, deployment of excess capital, and revenue synergies from new products, but also noted, among other risks, regulatory burdens, potential reliance on post-merger management with which the Board could be less knowledgeable, and integration risks.  With respect to Talmer’s potential merger with a larger institution, the Talmer Board of Directors discussed, among other considerations, the possibility of continued equity participation and potential appreciation and income tax deferral through stock merger consideration, but also noted, among other risks, higher reliance on the management of a larger institution, potentially greater stability but lower growth going forward, and other risks associated with an acquirer’s stock. There was also preliminary discussion regarding the potential valuation of Talmer under hypothetical strategic alternative scenarios. However, during July of 2015, Talmer had not received any actual proposal from an interested potential transaction party with respect to any potential business combination alternatives, and so a comparison of the potential for the business combination alternatives considered by the Board to actually add value for Talmer shareholders was recognized as being speculative and premature.  The Talmer Board of Directors did not make a determination that one of the noted alternatives was inherently superior or inferior, nor did the Board foreclose pursuing any of such alternatives.

Comment #8:

Refer to the first full paragraph of disclosure on page 44. Please clarify whether following the July 28, 2015 indication by Institution E that it was not going to make a merger proposal, Talmer no longer engaged in merger discussions with Institution E, including at the time when a merger with Chemical Financial would have represented a 1.8% discount to the closing price of Talmer’ shares (refer to disclosure at the end of page 47).

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Response:

The first full paragraph on page 44 of the initial Form S-4 filing has been revised in Amendment No. 1, as follows. See page 46 of Amendment No. 1.

On or around July 28, 2015, Institution E advised Talmer that it was not going to make a merger consideration proposal, in part because Institution E was not willing to offer a level of merger consideration that Institution E believed would be acceptable to Talmer. The Talmer Board of Directors met on July 29, 2015 with Mr. Klaeser and Nelson Mullins and was advised of Institution E’s position, and Talmer and Institution E did not engage in any further merger discussions after this date. Due to a combination of increased regulatory scrutiny and risk management oversight, banks’ due diligence processes have grown significantly. Directors noted that a substantial number of persons from Institution E accessed electronic due diligence, with an even larger number with overall knowledge of the transaction. This level of access inevitably led to some knowledge of the transaction being dispersed to a wider group of Talmer employees beyond Talmer’s executive officers with change in control agreements. As a result, senior management expressed concern about employee retention, and the Compensation Committee felt a need to institute new retention incentives to retain certain key personnel, which included: (i) new change in control agreements with three members of Talmer’s senior management team, (ii) a grant of an aggregate of 37,250 shares of Talmer restricted stock to certain key employees, and (iii) an aggregate of $101,710 in additional base salary compensation for certain key employees. No Talmer directors or executive officers received any new retention incentives as a result of the due diligence process with Institution E.

Comment #9:

On page 44 you state that Talmer management expressed concern about employee retention as a result of discussions being held with Institution E. Please quantify any retention incentives Talmer paid as a result of due diligence with Institution E to any of the insiders.

Response:

The Form S-4 has been revised to address the comment. Please see the response to Comment #8 above.

Comment #10:

We note that twice on page 44 your disclosure describes the potential merger of Chemical Financial and Talmer as “transformational.” Please revise your disclosure to provide some context around this characterization.

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Response:

The second full paragraph on page 44 of the initial Form S-4 filing has been revised in Amendment No. 1, as follows. See page 45 of Amendment No. 1.

On June 18, 2015, Mr. Provost and Mr. Ramaker met at a banking conference to further discuss the possibility of a merger between Talmer and Chemical.

The fourth full paragraph on page 44 of the initial Form S-4 filing has been revised in Amendment No. 1, as follows. See page 47 of Amendment No. 1.

On July 29, 2015, Mr. Provost from Talmer and Mr. Ramaker from Chemical spoke at length on the telephone regarding a potential transformational merger, in that a merger between Talmer and Chemical would be transformative to the combined company in terms of size, markets, customer base, synergies, governance and geographic footprint, among other things. They agreed to revisit the matter over the following months once Chemical completed integration activities related to its most recent acquisition.

Comment #11:

On page 49 you indicate that on January 24, 2016, your board of directors met and discussed the terms of the services agreements with Messrs. Torgow, Provost and Klaeser. Please include a discussion in this section of the material elements of the negotiations involved in coming to the terms of those agreements, particularly as it relates to the agreement by certain Talmer executives to forgo their change in control payments under their existing employment agreements.

Response:

Messrs. Torgow, Provost and Klaeser never met with the Chemical Board of Directors to discuss the terms of their services agreements. Rather, as stated in the last full paragraph on page 49 of the initial Form S-4 filing, the Chemical Bank Board of Directors met to discuss, among other things, the terms of the services agreements with Chemical management and Warner Norcross & Judd LLP, legal counsel to Chemical. The services agreements were ultimately approved by the Board of Directors of Chemical at a meeting held on January 25, 2016, as stated on page 51 of the initial Form S-4 filing.

In addition, in the first full paragraph on page 50 of the initial Form S-4 filing, there is disclosure that states that the Talmer Compensation Committee met in executive session with Nelson Mullins Riley & Scarborough LLP, legal counsel to Talmer, to, among other things, review the terms of the services agreements. This paragraph describes the material terms of the services agreements that were reviewed with the Talmer Compensation Committee.

With respect to the negotiations involved in coming to the terms of the services agreements, disclosure has been added to the Form S-4 in Amendment No. 1, as follows. See page 52 of Amendment No. 1.

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On January 22, 2016, Warner Norcross delivered initial drafts of services agreements with Messrs. Torgow, Provost and Klaeser to Nelson Mullins. Through January 25, 2016, Mr. Ramaker and Messrs. Torgow, Provost and Klaeser, with the assistance of respective legal counsel, negotiated the terms of the services agreements and exchanged drafts of the services agreements.

With respect to the agreement by certain Talmer executives to forego their change in control payments, the first full paragraph on page 50 of the initial Form S-4 filing has been revised in Amendment No. 1, as follows. See page 52 of Amendment No. 1.

On January 25, 2016, the Talmer Compensation Committee met in executive session with Nelson Mullins. Nelson Mullins provided an overview of draft employment services agreements with Messrs. Torgow, Provost and Klaeser that were proposed to become effective upon the closing of a merger with Chemical. The agreements were requested by Chemical to provide management support and commitment regarding these executives’ roles with the combined company. The agreements provided for base salary only and stated that the individuals were not expected to be eligible for the Chemical Bank Annual Incentive Plan or the Chemical Bank Long Term Incentive Plan or any bonus or incentive plan of Chemical or any stock options, restricted stock units, or other equity awards under any Chemical equity plan. The base salary amounts were materially less than the total compensation amounts (including equity awards and bonus) of these individuals in each of the past three years. In addition, after discussions between Chemical management and Mr. Torgow and Mr. Provost, and taking into account their current ownership and Chemical’s commitment to support communities in Talmer’s markets, each of Mr. Torgow and Mr. Provost agreed to eliminate change in control payments of approximately $1.2 million that would otherwise have been payable to each of them upon completion of a merger with Chemical. The employment services agreements of Mr. Torgow and Mr. Provost contained eighteen-month post-termination non-compete and non-solicitation provisions. Subject to approval of the merger agreement with Chemical by the Talmer Board of Directors, the Compensation Committee approved the employment services agreements.

Comment #12:

We note your disclosure in the second full paragraph on page 50. Please expand your disclosure to discuss the underlying reasons for negotiating a cash-out of 25% of the outstanding stock options and for structuring as a tender offer.

Response:

The second full paragraph on page 50 of the initial Form S-4 filing has been revised in Amendment No. 1, as follows. See page 53 of Amendment No. 1.

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The Talmer Compensation Committee also reviewed a draft merger agreement provision that would allow Talmer to offer to cancel up to 25% of the outstanding Talmer stock options immediately prior to completion of a merger with Chemical in exchange for an amount for each such cancelled stock option equal to the difference between the per share value of the merger consideration and the per share exercise price of such option. All of Talmer’s stock options were already fully vested, and Talmer directors and officers could already exercise their options and sell into the market in accordance with SEC Rule 144 and subject to applicable securities laws. The parties viewed the stock option cancellation provision as beneficial because it would create a fully-transparent and organized process for holders of Talmer stock options, particularly Talmer’s directors and officers, who have a high ownership stake in Talmer relative to other peer institutions, including Chemical, to divest a portion of their stock options to bring their ownership in the combined company closer in line with that of Chemical’s insiders and the insiders of other peer institutions. In addition, allowing holders of Talmer stock options to cash-out a portion of their Talmer stock options in this manner would also alert the market to the details of these possible transactions well in advance of the merger, which would provide an opportunity for increased disclosure and market clarity. The committee reviewed the stock option cancellation provision, discussed these possible benefits and determined that it was fair to and in the best interests of Talmer and its shareholders. The committee was aware that any actual offer to cancel Talmer stock options for a cash payment would require further Compensation Committee approval.

Comment #13:

You note that one of the reasons for the merger is to efficiently and meaningfully cross the $10 billion in total assets threshold. Please revise your registration statement to include a discussion of what crossing the $10 billion in total assets entails and why doing so “efficiently” is a reason for the merger.

Response:

The 7th bullet point on page 56 of the initial Form S-4 filing has been revised in Amendment No. 1, as follows. See page 59 of Amendment No. 1.

•	“the belief that the merger allows Chemical to efficiently and meaningfully cross the $10 billion in total assets threshold, which will result in additional regulatory burden and associated costs and expenses, including debit card interchange fee limitations, Consumer Financial Protection Bureau oversight, additional stress testing requirements and potential surcharges levied by the FDIC, because the additional regulatory burden and associated costs and expenses are expected to be mitigated due to the economies of scale provided by the size of the combined company following the merger;”

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Comment #14:

In the last bullet point on page 59, please describe the “other information financial studies, analyses and investigations” Sandler O’Neill reviewed and considered in rendering its fairness opinion.

Response:

Although Sandler O’Neill frequently reviews other information, financial studies, analyses and investigations during the course of its fairness opinion analyses, Chemical hereby informs the Staff supplementally that Sandler O’Neill did not specifically consider or review any other information, financial studies, analyses or investigations in rendering its fairness opinion to the Chemical Board of Directors on January 25, 2016.  The bullet point statement referenced in this comment has been deleted from the Form S-4 in Amendment No. 1.

Comment #15:

Please quantify the findings of KBW’s pro forma analysis or cross reference a section of the filing where you make this disclosure.

Response:

The disclosure under the heading “Pro Forma Financial Impact Analysis” on page 78 of the initial Form S-4 filing has been revised in Amendment No. 1, as follows. See page 81 of Amendment No. 1.

KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Chemical and Talmer. Using closing balance sheet estimates as of June 30, 2016 for Chemical and Talmer per the respective managements of Chemical and Talmer, the 2017 net income consensus “street estimate” for Chemical, an assumed long-term earnings growth rate for Chemical provided by Chemical management, a 2017 net income estimate and assumed long-term earnings growth rate for Talmer provided by Talmer management, and pro forma assumptions (including certain purchase accounting adjustments, cost savings and related expenses) provided by Talmer management (prepared in consultation with Chemical management), KBW analyzed the potential financial impact of the merger on certain projected financial results of Chemical. This analysis indicated that the merger could be accretive to Chemical’s 2017 and 2018 estimated EPS by approximately 10.3% and 11.3%, respectively, and dilutive to Chemical’s estimated tangible book value per share as of June 30, 2016 by approximately 5.5%. This analysis also indicated that, based on Chemical’s projected pro forma financial results attributable to a share of Talmer Class A common stock using a hypothetical exchange ratio of 0.525x (assuming 100% stock consideration in the proposed merger for illustrative purposes), the merger could be accretive relative to Talmer’s 2017 and 2018 estimated EPS by approximately 15.5% and 15.6%, respectively, and dilutive relative to Talmer’s estimated tangible book

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value per share as of June 30, 2016 by 13.5%. Additionally, this analysis indicated that Chemical’s annualized fourth quarter 2015 quarterly dividend, when multiplied by the hypothetical exchange ratio of 0.525x, was higher than each of Talmer’s fourth quarter 2015 annualized quarterly dividend and Talmer’s estimated 2016 dividends provided by Talmer management. Furthermore, the analysis indicated that, pro forma for the proposed merger, each of Chemical’s tangible common equity to tangible assets ratio, Leverage Ratio, Tier 1 Risk-Based Capital Ratio and Total Risk-Based Capital Ratio as of June 30, 2016 could be lower. For all of the above, the actual results achieved by Chemical following the merger may vary from the projected results, and the variations may be material.

Comment #16:

You can explain what the limitations of the projections are, but you cannot disclaim responsibility for them. Please revise the last two paragraphs, respectively, on page 80 to delete the following statements:

a. “Neither Talmer nor its affiliates assume any responsibility for the accuracy of the Talmer management projections;” and

b. “None of Talmer, Chemical nor any of their financial advisors, nor any of their affiliates assumes any responsibility for the validity, accuracy or completeness of the Talmer management projections described below.”

Response:

The statements have been deleted from the Form S-4 in Amendment No. 1.

Comment #17:

Please include a written consent from Messrs. Torgow and Provost to be filed as an exhibit to the registration statement. If you name any other directors prior to effectiveness of the registration statement, please include a consent from those individuals as well. Refer to Securities Act Rule 438.

Response:

The written consents have been included with the Form S-4 in Amendment No. 1.

Annual Report on Form 10-K for the Year Ended December 31, 2015

Comment #18:

Please tell us how you determined that the acquisition-related expenses incurred in both fiscal periods 2014 and 2015 and which will be incurred in the fiscal 2016 period, were determined to be non-recurring when determining the non-GAAP measures for net income, diluted earnings per share, return on average assets and the return on average shareholders’ equity. Refer to Item 10(e)(ii)(B) of Regulation S-K.

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Response:

Chemical is a bank holding company that primarily operates in the commercial banking industry. As such, Chemical derives the majority of its earnings from traditional banking services, including net interest income (the difference between interest income earned on loans and investment securities, less interest expense paid on customer deposits and borrowings) and noninterest income derived from fees generated from providing services on customer deposit accounts, wealth management activities, mortgage banking revenue, and revenue from other financial products and services. This revenue is offset by the provision for loan losses, operating expenses associated with providing services to Chemical’s customers, and the impact of income taxes.

Chemical’s management assesses financial performance based upon its core banking business. Chemical’s financial performance, as determined in accordance with GAAP, includes certain merger and acquisition-related transaction expenses (“transaction expenses”). These transaction expenses include one-time transaction, integration and conversion costs that are specific to each individual merger and acquisition transaction. Because Chemical only incurs these transaction expenses during periods when it is acquiring and converting other institutions, management does not believe costs associated with these activities are related to its core banking business. Therefore, management computes Chemical’s earnings and related performance measures excluding transaction expenses in order to measure its core business against its past financial performance and the financial performance of its peers. Chemical’s management also believes that when key stakeholders, including shareholders, potential investors and financial industry analysts, assess the financial performance of Chemical in comparison to other bank holding companies, they also do so based upon the performance of Chemical’s core banking business, excluding the impact of transaction expenses.

Chemical’s management carefully considered the guidance included in Item 10(e) of Regulation S-K and in the SEC’s Compliance & Disclosure Interpretations related to Non-GAAP Financial Measures and concluded that it was appropriate to include non-GAAP financial measures for Chemical’s financial performance measures in its filings with the Commission because this information is useful for shareholders, potential investors and financial industry analysts. Chemical’s management does not believe that its computation of non-GAAP financial performance measures, excluding transaction expenses, falls within the adjustments prohibited by Item 10(e)(ii)(B), which prohibits measures that “eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years,” because they are specific to individual merger and acquisition transactions, and once a merger or acquisition has been completed (including integration and conversion activities) Chemical does not incur additional transaction expenses related to that particular transaction. Even though Chemical reported transaction expenses during both 2014 and 2015, it was due to three separate and unrelated acquisition transactions that occurred during those periods. While Chemical will have transaction expenses reported in 2016, those will be specific to the Talmer Bancorp, Inc. merger, not the acquisitions that occurred during 2014 and 2015. Therefore, Chemical’s management believes that it is appropriate, based on the nature of its transaction expenses, to include non-GAAP financial measures excluding transaction expenses in order to provide useful information to shareholders, potential investors and financial industry analysts.

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As Chemical’s disclosure notes, the non-GAAP financial measures are not considered an alternative for Chemical’s GAAP operating results. Accordingly, Chemical never presents non-GAAP information on the face of its financial statements, gives the GAAP information equal or greater prominence, provides reconciliations to the most directly comparable GAAP information, discusses the limitations associated with non-GAAP information, and includes such information only in Management’s Discussion and Analysis.

Notwithstanding the foregoing, Chemical did not describe transaction expenses as “non-recurring” in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 and, in future filings, intends to continue to not describe transaction expenses as “non-recurring.”

Comment #19:

In order to provide the reader with an improved understanding of the impact of the acquisitions on the company’s growth, please revise to provide in future filings, information in tabular format, which addresses the composition of loans acquired and those which have been originated organically, for the periods presented.

Response:

In order to enhance the disclosure of the impact of acquisitive and organic loan growth, Chemical’s future filings will include, in tabular summary, organic loan growth by composition of loans, in addition to acquisitive loan growth by composition of loans, for each period presented. In addition to the disclosure of the composition of acquired loans already included in Chemical’s filings, below is a draft disclosure of what Chemical’s management intends to include as part of Chemical’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016. Future filings, as applicable, will include a substantially similar disclosure.

	Second Quarter of 2016	First Quarter of 2016	Six Months Ended June 30, 2016
Organic Loan Growth	(In millions)
Commercial loan portfolio:
Commercial	$	$	$
Commercial real estate
Real estate construction and land development
Land development
Subtotal
Consumer loan portfolio:
Residential mortgage
Consumer installment
Home equity
Subtotal
Total loans	$	$	$

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Comment #20:

Please revise, in future filings, to include the disclosure requirements of ASC 820-10-50-2.bbb, specifically quantitative information about the significant unobservable inputs used in the fair value measurement for fair value measurements categorized within Level 3 of the fair value hierarchy for impaired loans and other real estate owned. Refer to ASC 820-10-55-103 for a proposed template.

Response:

Chemical currently discloses quantitative information related to how it discounts appraisals obtained for its impaired loans and other real estate owned that are measured within Level 3 of the fair value hierarchy under the heading “Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis” of Note 13, Fair Value Measurements. Chemical’s quantitative disclosure indicates that, when it determines that the fair value of collateral on impaired loans is less than appraised value, it discounts the collateral to between 70% and 80% of the appraised value, depending on the nature of the collateral and age of the appraisal, and when it determines that the fair value of other real estate owned is less than appraised value, it discounts the property to between 70% and 75% of the appraised value, depending on the nature of the property and age of the appraisal. In order to provide additional information regarding quantitative information for these significant unobservable inputs, future filings will include, in tabular format, disclosure of adjustments for significant unobservable inputs that are made by Chemical to the appraised values for impaired loans and other real estate owned. Below is a draft disclosure of what Chemical’s management intends to include as part of Chemical’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016. Future filings, as applicable, will include a substantially similar disclosure.

Draft Disclosure of Level 3 Significant Unobservable Inputs

The following table presents additional information about the significant unobservable inputs used in the fair value measurement of financial assets measured on a nonrecurring basis that were categorized within the Level 3 of the fair value hierarchy (fair value in thousands):

	Fair Value at June 30, 2016	Valuation Technique	Significant Unobservable Inputs	Range

Impaired loans	$	Appraisal of collateral	Discount for type of collateral and age of appraisal	20% - 30%
Other real estate owned		Appraisal of property	Discount for type of property and age of appraisal	25% - 30%

Definitive Proxy Statement on Schedule 14A

Comment #21:

We note your disclosures regarding the financial performance goals you considered for annual cash incentive bonuses (diluted earnings per common share, organic customer deposit growth, amount of actual expenses compared to budget and net growth in services). You also disclose that the 2015

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awards were also based on each of the named executive officer’s “achieving, or exceeding, his or her individual performance goals.” In future filings and to the extent applicable, please disclose the financial performance targets, as well as where actual performance fell with respect to the targets, including disclosure of each named executive officer’s personal goals and how the Committee determined their level of achievement.

Response:

In future filings, and to the extent applicable, Chemical will include disclosure of financial performance targets and actual performance against the targets for the previously completed fiscal year, as well as disclosure related to named executive officers’ personal goals and how the level of achievement is determined.

Comment #22:

Please tell us why you have not included disclosure of non-equity incentive plan awards in accordance with item 402(d)(2)(iii) of Regulation S-K.

Response:

As described in the proxy statement, annual cash bonus incentives are an element of Chemical’s executive compensation. The annual cash bonus incentives are paid out in full on an annual basis if targets are met, and those amounts are reflected in the Summary Compensation Table under the “Non-Equity Incentive Plan Compensation” column. Because there is no future payout under the annual cash bonus incentives – because they are paid out in full annually – Chemical interpreted 402(d)(2)(iii) of Regulation S-K as not requiring any disclosure. However, in future filings, for the Grants of Plan Based Awards table, Chemical will revise the heading “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” to “Estimated Possible Payouts Under Non-Equity Incentive Plan Awards” and disclose the possible payouts at the threshold, target and maximum levels, as applicable, along with a cross-reference to the actual amount paid and disclosed in the Summary Compensation Table.

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Chemical’s management is available to discuss any of its responses with you at your convenience. Should you have any questions or want to discuss these matters further, please feel free to contact the undersigned by phone at (989) 839-5358, by fax at (989) 633-0416, or by email at Lori.Gwizdala@ChemicalBankMI.com.

Sincerely,

Chemical Financial Corporation

/s/Lori A. Gwizdala

Lori A. Gwizdala

Executive Vice President and Chief Financial Officer

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